

 SEC  ISSION

06000217

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52265

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____

                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *City National Securities, Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 N. Roxbury Drive, 7th Fl.

(No. and Street)

Beverly Hills   *California*   *90210*

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Donovan   *(310) 886-6438*

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     KPMG LLP

(Name – *if individual, state last, first, middle name*)

     355 South Grand Avenue, Suite #2000 Los Angeles California   *90071*

(Address)   PROCESSED   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant   AUG 3 0 2006

     ☐ Public Accountant   THOMSON FINANCIAL

     ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 8 2006
BRANCH OF REGISTRATIONS AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)





OATH OR AFFIRMATION

I, _____Michele Maslow_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____City National Securities, Inc._____ , as
of _____December 31_____ , 20 _05_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_Michele Maslow_____
Signature

_Chief Financial Officer_____
Title

_D.E. Paciotti_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon and
Filed in Accordance with Rule 17a-5(e)3 as a Public Document)



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
City National Securities, Inc.:

We have audited the accompanying statement of financial condition of City National Securities, Inc. (the Company), a wholly owned subsidiary of City National Bank, as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of City National Securities, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 14, 2006

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	19,662,223
Receivables from clearing organizations		1,260,927
Marketable securities		4,070,307
Receivables from related parties		331,570
Deferred tax asset		410,306
Total assets	$	25,735,333

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	4,060,478
Income tax payable		796,916
Accrued expenses		214,607
Total liabilities		5,072,001
Commitments		
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		2,999,000
Retained earnings		17,663,332
Total stockholder's equity		20,663,332
Total liabilities and stockholder's equity	$	25,735,333

See accompanying notes to financial statements.

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)
Notes to Statement of Financial Condition
December 31, 2005

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

City National Securities, Inc. (the Company), a wholly owned subsidiary of City National Bank (the Bank), is a registered member of the National Association of Securities Dealers and is engaged in the business of providing brokerage services to retail clients. The Bank is a wholly owned subsidiary of City National Corporation (the Corporation). The Company was formed on December 29, 1999, registered effective as a broker-dealer on March 15, 2000, and commenced operations on April 26, 2000.

City National Securities, Inc. is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through National Financial Services LLC.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, including an investment in a money market account, to be cash equivalents.

(c) Securities Transactions

Securities transactions are recorded on a trade-date basis.

(d) Fair Value of Financial Instruments

Marketable securities are carried at fair value on a trade-date basis, based on publicly reported bid and asked quotations, or amounts approximating fair value. The Company marks to market its open inventory positions on a monthly basis. Other assets, including cash and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period of maturity. Similarly, liabilities are carried at amounts approximating fair value.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

City National Securities, Inc. is a subsidiary of the Bank, which is a wholly owned subsidiary of the Corporation. Accordingly, the Company's federal taxable income or loss is included in the federal income tax return filed by City National Corporation. City National Securities, Inc. may also be included in certain state and local tax returns of City National Corporation or its subsidiaries. The Company's tax sharing agreement with the Bank provides that income taxes be based on the separate results of City National Securities, Inc. The agreement generally provides that the Company pay to the Bank amounts equal to the taxes that City National Securities, Inc. would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that the Bank will pay the Company amounts equal to tax refunds City National Securities, Inc. would be entitled to if it had always filed a separate company tax return.

(f)   *Use of Estimates*

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2)   Subdistribution and Shareholder Servicing Fees

The Company serves as subdistributor for the Class A shares of ten open-end mutual funds of the CNI Charter Funds (the Prime Money Market Fund, Government Money Market Fund, California Tax Exempt Money Market Fund, Corporate Bond Fund, High Yield Bond Fund, California Tax Exempt Bond Fund, Government Bond Fund, Large Cap Value Equity Fund, Large Cap Growth Equity Fund, and Technology Growth Fund, collectively, the Funds) managed by City National Asset Management, Inc., a wholly owned subsidiary of the Bank. SEI Investments Distribution Co. serves as principal distributor for the Funds, and pursuant to the subdistribution agreement, the Company receives fees of 0.30% on an annual basis on the Prime Money Market Fund, Government Money Market Fund, California Tax Exempt Money Market Fund, High Yield Bond Fund, and Technology Growth Fund Class A share net assets. The Company receives fees of 0.25% on an annual basis on the California Tax Exempt Bond Fund, Large Cap Value Equity Fund, Large Cap Growth Equity Fund, Corporate Bond Fund, and Government Bond Fund Class A share net assets.

The Company has in place a shareholder servicing agreement, whereby the Company is compensated by the Funds for providing certain shareholder support services to Class A share investors of the Funds. Under the terms of the shareholder servicing agreement, the Company receives net fees of 0.17% on an annual basis on the Prime Money Market Fund and Government Money Market Fund Class A share net assets. The Company receives net fees of 0.18% on an annual basis on the California Tax Exempt Money Market Fund Class A share net assets. The Company receives fees of 0.25% on an annual basis on the remaining respective Funds' Class A share net assets.

(3) Transactions with Affiliates

Various expenses paid by the Bank, such as rent and certain general and administrative expenses, are reimbursed by the Company pursuant to an agreement between City National Securities, Inc. and the Bank.

(4) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for customers and its proprietary inventory accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The settlement of these transactions is not expected to have a material effect on the Company's financial condition.

(5) Regulatory Requirements

City National Securities, Inc. is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. As of December 31, 2005, City National Securities, Inc. had net capital of $19,287,420, which was $19,037,420 in excess of the required minimum net capital of $250,000.

(6) Income Taxes

The tax effects of the temporary difference that gave rise to the deferred tax asset at December 31, 2005 are presented below:

Deferred tax asset:		
State taxes	$	410,306
Total deferred tax asset	$	410,306

In addressing the realizability of deferred assets, management believes that it is more likely than not that the carrying value of such assets will be recognized in future periods through the generation of taxable income.

(7) Commitments

During 2004, the Company entered into an operating lease with a third-party electronic media storage provider, the term of which expires in July 2007. At December 31, 2005, the Company's future minimum payments under this lease are as follows:

2006	$	15,000
2007		7,500
	$	22,500



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on the Internal Control Structure
Required by SEC Rule 17a-5

The Board of Directors
City National Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of City National Securities, Inc. (the Company), as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2006